Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

February 23, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Christian N. Windsor

Re:	Refco Group Ltd., LLC/Refco Finance Inc. Registration Statement on Form S-4 File No. 333-119701

Ladies and Gentlemen:

        On behalf of our clients, Refco Group Ltd., LLC and Refco Finance Inc. (collectively, the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 3 to the Registration Statement on Form S-4 (the "Amendment") of the Company (File No. 333-119701, together with exhibits thereto).

        Set forth below in bold are each of the comments in the Staff's letters of February 2, 2005 and February 16, 2005. Immediately following each of the Staff's comments is the Company's response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff's comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

Comments from Letter dated February 2, 2005

  Form S-4 As Amended

1.
Please revise to provide updated financial statements as required by Rule 3-12(g) of Regulation S-X.

  The Amendment contains updated financial statements as required by Rule 3-12(g) of Regulation S-X.

  Selected Historical Financial Data—page 48

2.
We note your response to prior comment 10. Your responses to date have not demonstrated the usefulness of EBITDA as a performance measure such that it would not be prohibited by Item 10(e) of Regulation S-K. Please revise your discussions of EBITDA throughout your filing to address the following, or to the extent you are unable to adequately demonstrate its usefulness, please remove this non-GAAP financial measure from throughout your filing.

  The Company has deleted references to EBITDA as a measure of operating performance from the Registration Statement.

    a) Section I of the adopting release on the conditions for use of non-GAAP measures, describes EBITDA as "earnings before interest, taxes, depreciation and amortization." As your measure presented on pages 50-51, excludes only long-term debt interest rather than aggregate interest expense, it is not appropriate to call this measure EBITDA. Please revise the title of your measure to clearly identify the earnings measure being used and all adjustments. Refer to Question 14 of the FAQ on non-GAAP financial measures.

    The Company has deleted this reference to EBITDA. See page 50.

    b) In the last sentence on page 50, you indicate that you use EBITDA after applying various adjustments. Please revise to indicate what adjustments are made to EBITDA for use as a performance measure for each use cited. To the extent that the adjustments made are different than those used to calculate your amounts on pages 50-51, those adjusted measures do not support the usefulness of your amounts on pages 50-51 and references to the adjusted measures should be deleted from the list. Further, such additional adjustments may be an indicator of the lack of usefulness of your presentation on pages 50-51 which would require its omission. Please revise accordingly.

    The Company has deleted this reference to EBITDA. See page 50.

    c) You have provided a list of items on page 51 for which you say that EBITDA is used as a basis for determining. Please revise to more clearly explain how and why EBITDA is used as a basis in each of these calculations.

    The Company has deleted this reference to EBITDA. See page 50.

    d) Please revise your discussion of EBITDA subject to specified adjustments on page 94 to clearly disclose the nature and consistency of each adjustment.

    The Company has revised the disclosure in response to the Staff's comment. See page 99.

    e) You indicate that you use EBITDA as a basis in determining compliance with debt covenants. If you believe that the covenant is a material term of a material credit agreement and that information about this covenant is material to an investor's understanding of your financial condition and/or liquidity, please revise the Liquidity section of your MD&A to discuss this measure. Refer to Question 10 of the FAQ.

    The Company has revised the Liquidity section of MD&A to discuss the debt covenants, including the covenants that relate to EBITDA.

    f) We note your definition of EBITDA for debt covenant purposes on page 141. Based on the nature of such adjustments, this adjusted measure does not support the usefulness of your measures on page 50-51. Please revise to omit the reference to debt covenants at the top of page 51.

    The Company has deleted this reference to EBITDA. See page 50.

    g) Supplementally explain, in detail, how EBITDA is used in the valuation of your company for impairment purposes and tell us how this complies with GAAP. Tell us the assets being evaluated and cite the specific GAAP literature on which you are relying.

    The Company has deleted this reference to EBITDA. See page 50.

    h) You indicate that EBITDA is frequently used in evaluating the performance of companies in your industry. Supplementally support your basis for this statement, and provide evidence that the definitions used throughout the industry are consistent with your method of calculation on page 51.

    The Company has deleted this reference to EBITDA. See page 50.

    i) Please revise to explain how the vesting of equity units of your parent supports the usefulness of the measure to investors' abilities to evaluate your performance. Otherwise, delete this reference from page 51.

    The Company has deleted this reference to EBITDA. See page 50.

    j) Please revise your presentation of EBITDA margin in the second paragraph on page 79 to comply with Item 10(e) of Regulation S-K. Otherwise, delete this presentation.

    The Company has deleted this reference to EBITDA margin. See page 83.

    k) Please revise your disclosures in the third paragraph on page 79 to delete your references to EBITDA since you are improperly implying this represents "free cash flows" and a liquidity measure. This is a prohibited non-GAAP liquidity measure under Item l0(e)(ii) because you are excluding the charges of interest and taxes that require cash settlement.

    The Company has deleted this reference to EBITDA and revised the disclosure in response to the comment. See page 83.

    l) Please revise to delete the presentation of the compound growth rate of EBITDA in the fourth paragraph on page 79. This presentation is not balanced and such information does not appear useful to the reader.

    The Company has deleted this reference to the growth rate of EBITDA in response to the comment. See page 83.

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  Factors Affecting Our Results

  Acquisitions—page 53

3.
We note your response to prior comment 11, as well as your deletions on page 53 and your additions on page 54. Your additional disclosure continues to highlight the increase in revenues resulting from these acquisitions without giving equal prominence to the corresponding increase in expenses. We note your disclosure that the increase in operating expenses due to the acquisitions has been more than offset by increased revenues and transaction volume. Please revise to quantifiably support this statement such that the impact of these acquisitions on your results of operations (specifically, operating income) is transparent. In addition, please revise to clarify whether the increased revenues referred to here were a direct result of these acquisitions.

  The Company has revised this disclosure in response to the Staff's comment. The Company has deleted the disclosure regarding both revenues and expenses from acquisitions. See page 53. Because the Company integrates the assets and businesses it acquires as rapidly as possible, the Company has determined that an accurate calculation of its specific revenues and expenses related to the acquisitions is not possible. To the extent the Company believes it appropriate, the Company has highlighted the impact of acquisitions on various line items in the period-to-period comparisons. See pages 56-62.

  Liquidity and Capital Resources—page 62

4.
We note your response to prior comments 3, 12 and 14. Expand this section to include a more robust discussion of your cash flows and the changes noted in Comment 3. Also, please expand this discussion to directly address the cash flow demands that you are required to meet as a result of the transactions.

  The Company has revised this section in response to the Staff's comment. See pages 63-64.

  Consolidated Interim Financial Statements

5.
We continue to evaluate the appropriateness of your accounting treatment for the Transactions consummated. We may have further comment based on those evaluations.

  The Company acknowledges the Staff's comment.

  Note A—Organization—page F-42

6.
Please revise to address the following regarding your MacFutures trade name.

    a) Please provide us with a walkthrough of how you recorded the step-up in the value of this tradename as part of the Transactions. In addition, clearly explain how you determined the fair value of the MacFutures tradename asset as part of these Transactions.

    The Company supplementally advises the Staff that the Company recorded the step-up in the value of MacFutures trade name as part of the Transactions consummated on August 5, 2004 in accordance with EITF Issue No. 88-16, Basis in Leveraged Buy-Out Transactions and EITF No. 90-12, Allocating Basis to Individual Assets and Liabilities for Transactions within the Scope of Issue No. 88-16. This literature requires that 57.2% of the Refco Group Ltd., LLC's ("OLDCO") interest acquired by the new investors be recorded at fair value and that 42.8% of OLDCO's interest be carried over at the predecessor basis. Consequently, the step-up in the value of MacFutures trade name was calculated as follows:

Predecessor basis—42.8% (42.8% × $1,060,000)	$453,680
Fair value basis—57.2% (57.2% × $0)	—

New basis value	$453,680

    The Company further advises the Staff that as of the closing date, the new investors were using the Mac Trading Services Ltd. trade name for the Company's European trading services operations. At this time, the Company was co-branding Mac Trading Services with the overall corporate name (REFCO Trading Services) to leverage the strength of REFCO's global name recognition in the financial services field. As the Company continued to use the MacFutures trade name, it carried forward the corresponding predecessor basis of such asset. However, with the decision to co-brand Mac Trading Services with REFCO, the Company and its outside valuation expert determined that the incremental value of the MacFutures trade name could not be valued separate from the REFCO trade name. Therefore, at the time of the Transactions, the valuation expert attributed the trade name value associated with the underlying European trading business to the REFCO trade name given its strength and reputation. Thus, no distinct value was assigned to the MacFutures trade name subsequent to the Transactions as its fair value had been implicitly embedded in the valuation of the REFCO trade name with the consummation of the Transactions.

    b) Your response to comment 82 in your December 31, 2004 letter states: "With the consummation of the Transactions on August 5, 2004, the new investor has rebranded Mac Trading Services Ltd., which had previously utilized the MacFutures tradename, and changed the name of this operation to REFCO Trading Services as part of a global effort to bring all related trading activities under the same tradename. Therefore, the revenue of MacFutures tradename has been included in the valuation of the REFCO tradename." Tell us what you mean here about the valuation of the REFCO tradename. This portion of your response appears to indicate you believe a separate tradename intangible was created for the REFCO tradename. If so, tell us why you believe that is appropriate under GAAP, since you did not acquire the REFCO tradename. Rather, you are merely making a management decision to begin using it following the Transactions. Tell us how the amount of this tradename was determined, and explain how you determined it had an indefinite life.

    The Company supplementally advises the Staff that the Transactions are accounted for as a purchase in accordance with SFAS 141, Business Combinations and EITF Issue No. 88-16, with intangible assets recorded in accordance with SFAS 142, Goodwill and other Intangible Assets. The REFCO trade name was acquired, identified and recorded on August 5, 2004 with the consummation of the Transactions, and accounted for as 57.2% of the fair value of $405 million as valued by an independent valuation firm. There was no predecessor value for the REFCO trade name. However, as stated in the Company's response to comment 6(a), there was a predecessor basis value assigned to the MacFutures trade name, and as the Company continued to use the MacFutures trade name and co-brand it with the REFCO trade name, the Company carried forward the corresponding predecessor basis of such asset.

    The REFCO trade name was identified and valued by an independent valuation firm under the relief from royalty method; a form of the income approach, which is commonly employed to value trade names.

    As of the date of the Transactions, the Company's intention was to continue to use the Refco name into the foreseeable future, given the longstanding history and reputation of the name in the marketplace. Further, with the decision to brand or co-brand all of the Company's services under the REFCO name, all ongoing trade name value has been reflected under the master REFCO name, based on total revenues for the Company as a whole.

    As with any trade name, the determining factors affecting life primarily center on the effects of demand for the company's products or services, the competitive environment and other economic factors. Regulatory and contractual provisions typically do not apply and a trade name can be renewed repeatedly without limitation from a legal perspective without significant cost.

    Refco participates in the broader global derivatives market, which has grown significantly over the past 15 years in terms of the volume of exchange-traded derivatives activity (CAGR of 22%) and the notional amounts outstanding of OTC contracts.(1) This tremendous increase can be partially attributable to the significant increase in the number and size of hedge funds in recent years. Furthermore, volume growth in the exchange-traded derivatives market has been influenced by the increasing awareness and importance of risk management, the introduction of new derivatives products, a shift in trading from OTC markets to on-exchange trading, the deregulation of the derivatives markets and the financial services industry, increased competition among exchange and clearing platforms, and a shift towards electronic trading.(2)

    (1)
    Bank for International Settlements' (BIS) Triennial Central Bank Survey dated September 2004

    (2)
    Bank for International Settlements' (BIS) Triennial Central Bank Survey dated September 2004

    While many alternatives exist for customers to conduct their derivative trades, including major investment banks, affiliates of major commercial banks and investment banks, specialty brokers, and other independent futures commission merchants, Refco has experienced growth in revenues of 96% for the nine months ended November 30, 2004. Over this period, Refco has spent less than 0.1% of revenues supporting the trade name through advertising and related activities.

    Given the growth in the derivatives trading marketplace as a whole, combined with Refco's recent historical performance, the Company determined that the REFCO trade name has an indefinite life.

    c) Tell us why you believe it would be appropriate to include the revenues attributable to the MacFutures tradename in your evaluation of the REFCO tradename. Tell us the GAAP literature on which you relied in making this determination.

    Subsequent to the co-branding of the MacFutures trade name with the REFCO trade name, no distinct value could be assigned to the MacFutures trade name. MacFutures revenues were included in the valuation of the REFCO trade name, and its fair value implicitly embedded in the REFCO trade name fair value. While revenues of the European trading operations are separately tracked, as previously mentioned, the value attributable to the MacFutures trade name cannot be clearly distinguished from the REFCO trade name subsequent to the co-branding.

    d) Based on your prior response to comment 82 of your December 10, 2004 letter, it is our understanding that the co-branding of the MacFutures trade name with REFCO Trading Services occurred on August 5, 2004 with the consummation of the Transactions. However, your response to prior comment 20 seems to indicate that an impairment charge for the MacFutures trade name was not recorded until the public announcement of the rebranding, which was November 10, 2004. Paragraph 16 of SFAS 142 requires you to evaluate the remaining useful life of indefinite-lived intangibles each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Supplementally explain how you determined that an indefinite life for the MacFutures trade name was still supportable as of August 31, 2004.

    The Company supplementally advises the Staff that the new investors had the intent to maintain and continue the use of the MacFutures trade name as part of the co-branding strategy as of August 31, 2004. The discussions surrounding the discontinuance of the MacFutures trade name did not commence until early October 2004, and it was a quick process to the final decision made shortly before the public announcement on November 10, 2004. While the Company did reassess the life ascribed to the MacFutures trade name as of August 31, 2004, the Company believes the events and circumstances surrounding the decision to cease using such name occurred in their entirety subsequent to the quarter ended August 31, 2004.

    e) Supplementally tell us how you evaluated the MacFutures tradename for impairment as of August 31, 2004. If you used the relief from royalty method as indicated in earlier responses, tell us why you believe that is an acceptable methodology for these purposes.

    The Company refers the Staff to its response to comment 6(d) and further advises the Staff that as of August 31, 2004, the Company did intend to continue the use of the MacFutures trade name as part of its co-branding strategy. No events or changes in circumstances indicated that an impairment had occurred as of August 31, 2004, and therefore, the Company did not perform an impairment analysis for the MacFutures trade name as of that date. The final discussions and decision to discontinue the trade name was an event that occurred after quarter-end.

    f) Your supplemental response to comment 20 states that the book value of the MacFutures tradename was reduced from $1,060,000 to $453,680 as a result of the Transactions. Please tell us in detail how you determined that this was the correct accounting for these assets to reflect the Transactions. Where did you record the partial step up to fair value for the MacFutures tradename?

    The Company refers the Staff to its response to comment 6(a).

    g) Revise to disclose the reasons for the increase in the amount of the trademark intangible from $453,680 immediately following the Transactions to $232 million. Supplementally provide us with a reconciliation of the increase.

    The Company supplementally advises the Staff that the trade names balance of $232.2 million as of August 31, 2004 is comprised of both MacFutures (predecessor) and REFCO trade names. A reconciliation of the trade names balance following the transaction is presented below:

MacFutures trade name (refer to comment 6(a))	$0.5
REFCO trade name
Predecessor basis—42.8% (42.8% × $0)	—
Fair value basis—57.2% (57.2% × $405 million)	231.7

231.7

Total trade names new basis	$232.2

    h) Your supplemental response indicates that you plan to write-off the amount of $453,680 in the quarter ended November 30, 2004. Please explain why you will not have to write-off the entire $232 million, since the MacFutures tradename will no longer be used.

    The Company refers the Staff to comments 6(d) and (e) above and confirms that it has written off $453,680 in the third quarter, which represented the entire balance of the MacFutures trade name for the quarter ended November 30, 2004. The remaining balance for trade names of $231.7 million represents the REFCO trade name, which was recognized on August 5, 2004 with the consummation of the Transactions. The REFCO trade name will continue to be used by the Company in the future, and there have been no events that would suggest a change to the REFCO trade name useful life as being warranted.

    i) Please tell us the GAAP literature on which you are relying for your accounting in this area.

    The Company supplementally advises the Staff that it has followed the guidance as provided by EITF Issue No.88-16, EITF No. 90-12, SFAS 141 and SFAS 142 as the GAAP literature on which the Company has relied for its accounting in this area.

  Note G—Restricted Units—page F-49

7.
Please address the following regarding your disclosures added on pages F-49 and F-50 about the valuation of the Class B units of your parent, New Refco Group Ltd. LLC:

    a) Revise to more clearly disclose how you computed the $50,000 of compensation expense for the period ended August 31, 2004. Supplementally provide us with your detailed calculations.

    The Company supplementally advises the Staff that the $50,000 stock compensation expenses recognized for the period from August 6, 2004 through August 31, 2004 was based on a third party valuation firm's preliminary study. The actual compensation expenses calculated based on the final valuation report received were $575,606 for the period from August 6, 2004 through November 30, 2004. The compensation expense for this period, based on the Company's results for the three months ended November 30, 2004, include the assumption that the Performance Units will vest based on the Company's achievements of EBITDA targets as defined in the agreement. See pages F-51 and F-52.

    The Company supplementally provides the Staff with the detailed calculation of its stock compensation expenses for the period presented as Annex A to this letter.

    b) Tell us how you determined that the Exit Scenario Analysis is an appropriate valuation methodology for stock compensation purposes.

    The Company believes it may be helpful first to explain the economics of the Class B Units in relation to the Class A Units. The holders of Class A Units have preference in right of distribution. The Class A Units are entitled to a return of invested capital as well as a

    "Preferred Return" of 8% per annum, compounded quarterly. After the Class A unitholders have received their invested capital and Preferred Return, the remaining distributable assets shall be distributed to both the Class A and Class B unitholders pro-rata based upon the number of Units held by each holder. The Class B Units do not have a preference. It was determined that the Class B Units had no intrinsic value at the grant date based on the value of the Company determined via a business valuation performed as of this date. Due to their place in the capital structure, however, the Company also believed that the Class B Units may have option value as of the grant date.

    Paragraph A14 of FAS 123 (revised 2004) states that "this Statement does not specify a preference for a particular valuation technique or model in estimating the fair values of employee share options and similar instruments." So long as the valuation methodologies employed meet the measurement objectives of paragraph A16 and requirements set forth in paragraph A8, they are acceptable under the Statement.

    The Company employed a valuation firm to value the Class B Units, which was completed as of August 5, 2004 (the "Initial Valuation"). In valuing the Class B Units, the valuation firm employed two methods: (i) the Black-Scholes method and (ii) an Exit Scenario Analysis. The Black-Scholes method looks at the Company and the Class B Units on a stand-alone basis and was utilized because, as noted above, it was believed that the Class B Units may have option value. The Exit Scenario Analysis takes into consideration the value achieved in a hypothetical future sale of the Company, estimating this value at several future dates, and assuming valuation multiples based on the public market valuations of comparable companies. As private equity firms typically hold investments for a finite period of time, the Company considered the Exit Scenario Analysis a reasonable approach in estimating the fair value of the Class B Units.

    A second valuation of the Class B Units was completed as of October 31, 2004 (the "October Valuation"), in connection with an additional grant of Class B Units to management. The October Valuation also utilized the same two methods discussed above with a slight change in the Exit Scenario Analysis. In September 2004, the Company held preliminary discussions with underwriters regarding a potential initial public offering ("IPO"), therefore, the Company believed that it would be appropriate to modify the Exit Scenario Analysis employed in the Initial Valuation to also include a possible IPO scenario. This analysis assumed that all of the Class A and B Units would convert on the IPO date with the holders of Class A Units receiving shares of common stock commensurate with their initial investment and accrued Preferred Return as of the assumed IPO date. It was then assumed that the shares would be held for one year before a sale.

    The Company believes that both the Black-Scholes method and the Exit Scenario Analysis meet the requirements of paragraph A8. These methods both take into consideration the Class B Units' place in the capital structure and the potential economic benefits to be derived. The Company believes the methodologies used in both analyses are consistent with those of fair value measurement objectives and established principals of financial economic theory.

    c) Tell us why you believe it is appropriate to average the values resulting from this methodology with the valuations resulting from the Black-Scholes option pricing model.

    As noted in 7(b), the Company believes that both the Black-Scholes approach and the Exit Scenario Analysis are reasonable methodologies that meet the criteria set forth in the Statement and provide reasonable estimates of value of the Class B Units. As the grant date of the Class B Units was the same day as the transaction and there was no discussion of a potential liquidity event/sale in the near future we believed it was reasonable to apply equal weighting to both approaches as there was no compelling evidence to indicate the values yielded under one approach were superior to the values of the other. In addition, the differences in the values derived from the two methodologies were not material.

    For the October Valuation, the Company still believes that both of these valuation methodologies are appropriate to employ and both methodologies resulted in a meaningful indication of value. However, given the Company's discussions with investment bankers (as noted in 7(b) above), we believe the combined likelihood of an IPO or sale of the business warrants a somewhat greater weighting to the Exit Scenario Analysis. Therefore, we weighted the Exit Scenario Analysis at 60% and the Black-Scholes method at 40% in arriving at an overall conclusion of value for the Class B Units for the October Valuation.

    d) If you are able to support this averaging, revise to disclose the values resulting from each model.

    The results of the values derived under the two approaches have been incorporated into the Amendment. See page F-52.

    e) Tell us how you calculated the $.83 and how it compared to the issuance of other Class B units as well as to the Class A units.

    The Class A Units were issued at a price of $8.915 per Unit and have preferential return of capital and a Preferred Return, as discussed above. The Class B Units issued on August 5, 2004 were issued for no consideration. The valuation of the Class A Units was the same at the time of the October Valuation.

    As noted above, we hired a third party valuation firm to conduct a valuation study of the Class B Units. This firm employed both a Black-Scholes method and an Exit Scenario Analysis to derive a value for the Class B Units. Their concluded value of $3,051,406, when divided by the number of Class B Units outstanding on August 5, 2004 (after giving effect to the unit split, and the forfeiture of certain Class B Units) yields a value of $0.83 per unit.

    The Company hired the same third party valuation firm to derive a value for the Class B Units issued on October 31, 2004. This third party firm again employed both a Black-Scholes method and an Exit Scenario Analysis. The concluded value, $2,196,450, when divided by the number of Class B Units issued on October 31, 2004 yields a value of $1.32 per unit. As noted in Appendix A, we applied this per unit valuation to the Class B Unit issuances that took place on October 31, 2004 and in November 2004.

  Accounting Comments from Letter dated February 16, 2005

  Interim Financial Statements
  Consolidated Balance Sheet—page F-38

1.
Please revise your column headings to indicate that the balances as of February 29, 2004 are reflected at predecessor basis.

  The Company has complied with the Staff's comment by revising the column headings of the Consolidated Balance Sheets. See page F-38.

  Consolidated Statements of Income—page F-39

2.
Please revise your column headings to clearly label your results of operations for pre-acquisition periods. To enhance the clarity of your statements, please consider presenting your statements of operations for the quarters ended August 31, 2004 and 2003 on a separate page from your statements of operations for the six months ended August 31, 2004 and 2003.

  The Company has complied with the Staff's comment by revising the presentation of the Consolidated Statements of Income. See pages F-39 and F-40.

  Consolidated Statement of Changes in Members' Equity—page F-40

3.
Please revise to reconcile the changes in your members' equity from August 5, 2004 to August 6, 2004. Rule 3-04 of Regulation S-X requires your statements of changes in stockholders' (members') equity to be presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which an income statement is required to be filed with all significant reconciling items described by appropriate captions.

  The Company has complied with the Staff's comment by revising the Consolidated Statement of Changes in Members' Equity. See page F-41.

  Consolidated Statement of Cash Flows—page F-41

4.
Please revise your statements of cash flows to reflect the cash flows related to the "Transactions".

  The Company has complied with the Staff's comment to reflect the cash flows related to the "Transactions" in the Consolidated Statements of Cash Flows. See pages F-42.

  Notes to Consolidated Financial Statements
  Note A—Organization—page F-42

5.
Please revise your purchase price allocation on page F-43 to clearly illustrate how you calculated the partial step-up in basis of the net assets acquired. In separate columns, present the historical cost of the amounts acquired (predecessor basis), the fair value of such amounts, and your calculation of the new basis based on 42.8% of predecessor basis and 56.7% of fair value.

  The Company has complied with the Staff's comment by revising the purchase price allocation. See pages F-44 and F-45.

6.
Please revise to clearly disclose how the purchase price was derived, showing the value of each type of consideration—i.e., cash, debt, etc. Provide this information in a tabular format. In addition, supplementally provide us with a reconciliation of the purchase price to the Summary Cash Flow Sheet provided in Appendix B of your supplemental presentation of the transaction steps.

  The Company has revised the disclosure of the purchase price in response to the Staff's comment as well as comment 5 above. See pages F-44 and F-45. The Company believes that the revised disclosure provides the reconciliation to the Summary Cash Flow Sheet provided in Appendix B of its supplemental presentation of the transaction steps.

7.
Please revise to clearly explain whether the portion of excess purchase price allocated to intangible assets was the result of the partial step-up in basis of existing intangibles or whether new intangibles were acquired in the Transactions.

  The Company supplementally advises the Staff that the Transactions are accounted for as a purchase in accordance with SFAS 141, Business Combinations and EITF Issue No. 88-16, with intangible assets recorded in accordance with SFAS 142, Goodwill and other Intangible Assets. This resulted in a partial step-up in basis of existing intangibles.

        We would very much appreciate receiving the Staff's comments, if any, with respect to Amendment No. 3 to the Registration Statement as promptly as applicable. If it would expedite the review of the materials filed herewith, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely yours,
/s/ ALEXANDER D. LYNCH Alexander D. Lynch
cc: Kevin W. Vaughn

Annex A

Refco Group Ltd., LLC
Amortization of Class B Units
As of November 30, 2004

Date	Units Issued	Fair Value Per Unit	Fair Value	Fair Value of 25% units vesting	Amortization Period (Mo.)	Amortization Per Month	Amort expense for the period from August 6, 2004 through November 30, 2004
08/05/2004	3,660,235.54	$0.83	$3,051,406.00	$762,851.50	7	108,978.79	$421,853.36
10/29/2004	1,664,655.10	1.32	2,196,450.00	549,112.50	4	137,278.13	150,563.10
11/10/2004	40,000.00	1.32	52,800.00	13,200.00	4	3,300.00	2,310.00
11/19/2004	20,000.00	1.32	26,400.00	6,600.00	3	2,200.00	880.00

	5,384,890.64					251,756.91	$575,606.47